

July 22, 2013

Via E-mail
Mr. Mark A. Peterson
Senior Vice President, Chief Financial Officer and Treasurer
EPR Properties
909 Walnut Street, Suite 200
Kansas City, MO 64106

     Re: EPR Properties
               Form 10-K for the fiscal year ended December 31, 2012
               Filed February 27, 2013
               File No. 001-13561

Dear Mr. Peterson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2012

Accounting for Acquisitions, page 63

1.   We have reviewed your response to our comment and your proposed disclosure. Please provide us with an analysis of the acquisitions you have made in the past three years, and whether or not those acquisitions were treated as asset acquisitions or business combinations. For each of these transactions, tell us whether properties were purchased vacant, partially leased, fully leased or whether you entered into a lease in conjunction with the purchase, and what impact this had on your accounting. For the transactions accounted as asset acquisitions, please tell us if you allocate any value to in-place leases, and tell us the amount of transaction costs you have capitalized.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, you may contact Eric McPhee at (202) 551-3693 or me at (202) 551-3486.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief